Filed by Zoar Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zoar Limited

Commission File No.: 333-298856

Date: September 14, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2026

IMPACT BIOMEDICAL INC.

(Exact name of registrant as specified in its charter)

Nevada	001-42212	85-3926944
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Broadfield Blvd., Suite 130, Houston, TX	77084
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (281) 415-6576

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	IBO	The NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On September 14, 2026, the Company released a press release relating to its proposed Reverse Stock Split (the “Reverse Split”), which will become effective at 12:01 a.m., Eastern Time, on September 23, 2026.

On December 30, 2025, the stockholders of the Company authorized the Board of Directors to effect a reverse stock split of the Company’s issued and outstanding shares of common stock at a ratio within a range of 1-for-12.48 to 1-for-50, with the exact ratio to be determined at the discretion of the Company’s Chief Executive Officer. The Reverse Stock Split is being effected in connection with the Company’s proposed merger with Zoar Limited (f/k/a Dr Ashleys Limited.) and to assist the Company in regaining compliance with the continued listing requirements of the NYSE American LLC. No assurance can be given that the Reverse Stock Split will enable the Company to maintain compliance with applicable listing standards or that the proposed merger will be consummated. As a result of the Reverse Stock Split, every 12.62 shares of the Company’s issued and outstanding common stock will be automatically combined and converted into one share of common stock. No fractional shares will be issued in connection with the Reverse Stock Split; any fractional shares that would otherwise have resulted from the Reverse Stock Split will be rounded up to the nearest whole share. As a result, the number of outstanding shares of the Company’s common stock will decrease from approximately 107.8 million shares to approximately 8.5 million shares. Proportional adjustments will be made to the number of shares issuable upon the exercise or vesting of outstanding equity awards, the applicable exercise or conversion prices, and the number of shares reserved for issuance under the Company’s equity incentive plans. The Reverse Stock Split will not affect the total number of shares of common stock that the Company is authorized to issue under its Certificate of Incorporation.

As previously announced on the current report on Form 8-K dated June 23, 2025, at the closing of the proposed merger, Impact stockholders are expected to receive one (1) share of Zoar Limited for every one (1) share of Impact Common Stock held immediately prior to the effective time of the proposed merger, after giving effect to the Reverse Stock Split.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such filing.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause the Company’s actual results and financial position to differ materially. These risks and uncertainties include uncertainties associated with market conditions and other risks described under the heading “Risk Factors” in the Company’s SEC Filings on Form 10-K and Form 10-Q. The Company assumes no responsibility to update or revise any forward-looking statements to reflect events, trends or circumstances after the date hereof.

Additional Information and Where to Find It

In connection with the proposed transaction, Zoar Limited has filed with the SEC a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, a definitive Proxy Statement/Prospectus will be mailed to Impact’s stockholders as of a record date to be established by Impact’s board of directors for voting on the Business Combination. Impact may also file other relevant documents regarding the Business Combination with the SEC. Impact’s stockholders and other interested persons are advised to read, once available, the preliminary Proxy Statement/Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus, in connection with Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed merger, because these documents will contain important information about Impact, Zoar Labs, PubCo and the proposed merger. Stockholders of Impact may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed merger and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Impact’s Chief Executive Officer at 1400 Broadfield Blvd., Suite 130, Houston, TX.

Participants in the Solicitation

Impact, PubCo, Zoar Labs, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impact stockholders in connection with the proposed merger. Information about Impact’s directors and executive officers is set forth in Impact’s filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and the proxy statement/prospectus included therein.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Press Release, dated September 14, 2026
104	Cover page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

IMPACT BIOMEDICAL INC.

Date: September 14, 2026	By:	/s/ Frank D. Heuszel
	Name:	Frank D. Heuszel
	Title:	Chief Executive Officer

Exhibit 99.1

CORRECTED — Impact Biomedical Inc (NYSE: IBO) Announces 1 for 12.62 Reverse Stock Split to Pursue Completion of Merger with Zoar Limited (f/k/a Dr Ashleys Limited)

Houston, Texas September 14, 2026

This corrected press release is being issued to correct the merger exchange ratio that was incorrectly stated in the press release of Impact Biomedical Inc. (the “Company” or “Impact”) dated September 11, 2026. The original press release incorrectly stated that Impact stockholders would receive one (1) share of Zoar Limited for every four (4) shares of Impact Common Stock (defined below). The correct exchange ratio, as set forth in the Merger and Share Exchange Agreement as Exhibit 2.1 to the current report on Form 8-K dated June 23, 2025 (Accession No.0001641172-25-016002), is one (1) share of Zoar Limited for every one (1) share of Impact Common Stock held immediately prior to the effective time of the merger, after giving effect to the Reverse Stock Split. No other changes have been made to the original press release.

The Company today announced that the Company’s Board of Directors has approved a 1 for 12.62 reverse stock split of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Common Stock”). The reverse stock split will become effective at 12:01 a.m., Eastern Time, on September 23, 2026. Starting with the opening of trading on that date, the Company’s Common Stock will continue to trade on the NYSE American Exchange under the ticker symbol “IBO” and will trade under a new CUSIP number to be assigned in connection with the reverse stock split.

On December 30, 2025, the Company’s stockholders approved a second reverse stock split of the Company’s Common Stock at a ratio of not less than 1-for-12.48 and not more than 1-for-50 to be implemented at the discretion of the Chief Executive Officer. The Reverse Stock Split is intended to support the Company’s efforts in connection with the proposed business combination transaction and its continued-listing objectives. The Reverse Stock Split does not assure that the Company will satisfy applicable NYSE American continued-listing standards, obtain approval of any applicable listing application, or complete the proposed transaction.

The merger of Impact Biomedical Inc. and Zoar, upon approval and closing, is expected to result in a pharmaceutical company focused on the development and supply of Active Pharmaceutical Ingredients and intermediates for special therapeutic treatment areas.

( Read the original merger announcement here.).

Upon completion of the proposed merger, Impact stockholders are expected to receive one (1) share of Zoar Limited for every one (1) share of Impact Common Stock held immediately prior to the effective time of the merger, after giving effect to the Reverse Stock Split.

The reverse stock split will combine every 12.62 shares of the Company’s issued and outstanding Common Stock into one (1) new share of Common Stock. No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share will have their fractional share rounded up to the next whole share. Other than adjustments resulting from the treatment of fractional shares, the Reverse Stock Split will affect all stockholders uniformly and will not alter any stockholder’s percentage ownership interest in the Company.

Stockholders holding shares in book-entry form or through a bank, broker, or other nominee do not need to take any action. Impact Biomedical’s transfer agent, Equiniti Trust Company, LLC (“Equiniti”), will manage the exchange. Stockholders of record who hold physical certificates will receive a letter of transmittal from Equiniti with instructions for exchanging their shares. Unless a stockholder specifically requests new paper certificates (or holds restricted shares), new shares will be issued electronically in book-entry form.

Following the reverse stock split, the total number of shares of Common Stock outstanding is expected to decrease from approximately 107,821,231 to 8,543,679 subject to minor adjustments due to rounding. Corresponding proportional adjustments will also be made to:

●	Outstanding equity awards and related exercise prices
●	Shares available under equity incentive plans
●	Other relevant share-based agreements

The reverse stock split will not affect the total number of authorized shares, and all resulting shares will remain fully paid and non-assessable.

Additional information about the reverse stock split can be found in the Company’s definitive information statement filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2025, which is available free of charge at the SEC’s website, www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed transaction, Zoar Limited has filed with the SEC a registration statement on Form F-4 Registration Statement (the “Registration Statement”) that includes a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, a definitive Proxy Statement/Prospectus will be mailed to Impact’s stockholders as of a record date to be established by Impact’s board of directors for voting on the proposed merger. Impact may also file other relevant documents regarding the proposed merger with the SEC. Impact’s stockholders and other interested persons are advised to read, once available, the preliminary Proxy Statement/Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus, in connection with Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about Impact, Zoar Labs, PubCo and the proposed merger. Stockholders of Impact may also obtain a copy of the preliminary or definitive Proxy Statement, once available, as well as other documents filed with the SEC regarding the proposed merger and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Impact’s Chief Executive Officer at 1400 Broadfield Blvd., Suite 130, Houston, TX.

Participants in the Solicitation

Impact, PubCo, Zoar Labs, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impact stockholders in connection with the proposed merger. Information about Impact’s directors and executive officers is set forth in Impact’s filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and the proxy statement/prospectus included therein.

About Zoar Limited:

Zoar Ltd. is a global pharmaceutical company focused on the development and manufacturing of active pharmaceutical ingredients, formulations, orphan drugs, and contract development and manufacturing services for pharmaceutical and biotechnology companies worldwide.

About IBO:

Impact Biomedical Inc. discovers, confirms, and patents unique science and technologies which can be developed into new offerings in biopharmaceuticals and consumer healthcare and wellness in collaboration with external partners through research, licensing, co-development, joint ventures, and other relationships.

Safe Harbor Disclosure:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that may cause actual results or events to differ materially from those projected. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date.

Investor Relations:

info@impactbiomedinc.com

www.impactbiomedinc.com